Mail Stop 6010

March 20, 2007

By U.S. Mail and Facsimile to (508) 482-3361

Mr. John Ornell
Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

> **RE:** **Waters Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-14010**

Dear Mr. Ornell:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 6 – Acquisitions, page 52

Environmental Resource Associates, page 52

1.   We note your disclosures in which you indicate that you engaged a third party valuation firm to independently value certain assets acquired in the Environmental Resources Associates acquisition. Please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement.

2.   Additionally we note that $45.3 million of the purchase price was allocated to goodwill. Please revise future filings to include all of the disclosures required by paragraph 51 of SFAS 141 for material acquisitions.

Note 13 – Stock-Based Compensation, page 62

3.   We see that in 2005 you began to use the implied volatility of your publicly traded stock options to estimate the stock price volatility. Please explain to us why you concluded that implied volatility is a better indicator of expected volatility. Your explanation should include (a) why you changed your method of determining estimated volatility and (b) why you now only use implied volatility and not historical volatility or a combination of historical volatility and implied volatility. Your response should also include your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1. In future filings provide the disclosures in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, "Critical Accounting Estimates," in SEC Release No. FR-72.

Exhibit 31.1 and 31.2

4.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief